UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE PUBLIC OFFER OF SUBORDINATED ORDINARY NOTES
Medellin, Colombia, March 3, 2009
Today, Bancolombia S.A. (“Bancolombia”) announced the local public offering of tranche 1 of Bonos Ordinarios Subordinados (the “Subordinated Ordinary Notes”). This offering of Subordinated Ordinary Notes (the “First Subordinated Ordinary Notes Offering”) is the first offering of multiple and successive issuances of Subordinated Ordinary Notes up to an aggregate principal amount of one trillion Colombian pesos (Ps $1,000,000,000,000).
Three hundred thousand (300,000) Subordinated Ordinary Notes were offered in the First Subordinated Ordinary Notes Offering for an aggregate principal amount of three hundred billion pesos ($ 300,000,000,000) (approximately US$ 116 million)*. Bancolombia may increase the offering principal amount of Subordinated Ordinary Notes by one hundred billion pesos ($100,000,000,000), for a total amount of up to four hundred billion pesos ($400,000,000,000) (approximately US$ 154 million )*.
The First Subordinated Ordinary Notes Offering has been rated AA + by Duff & Phelps de Colombia S.A.
The First Subordinated Ordinary Notes Offering was announced on page 7A of the March 3, 2009 edition of the Colombian newspaper “La Republica”.

*	Representative Market Rate: March 03, 2008 Ps. 2,590.97 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 03, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B. Title: Vice President of Finance